UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended November 2025

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

PTL Limited (the “Company”) is hereby furnishing this Report on Form 6-K to provide its unaudited interim financial results for the six months ended June 30, 2025, which is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the press release entitled “PTL Limited Announces Financial Results for the Six Months Ended June 30, 2025,” issued by the Company on November 3, 2025, is furnished herewith as Exhibit 99.2 and incorporated herein by reference.

This report shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-284108), and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025, 2024 and 2023
99.2	Press Release – PTL Limited Announces Financial Results for the Six Months Ended June 30, 2025
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

By:	/s/ Ying Ying Chow
Name:	Ying Ying Chow
Title:	Chief Executive Officer

Date: November 3, 2025

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